UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Sputnik Enterprises Inc.
(Exact name of registrant as specified in its charter)

Commission file number 000-52366

SPUTNIK ENTERPRISES, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	52-2348956
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3020 Bridgeway Suite 400
Sausalito, CA 94965
(Address of principal executive offices)

(415) 355-9500
(Issuer’s telephone number)

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
________________________________________________________________________
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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

SPUTNIK ENTERPRISES INC.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “our company”, “we” and “us” refer to Sputnik Enterprises Inc., a Florida corporation. This Information Statement is being mailed on or about November 6, 2012, by us to the holders of record of our shares of common stock as of the close of business on November 1, 2012.

This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

EXPLANATORY NOTE

As of July 1, 2012, a Securities Purchase Agreement (the “Securities Purchase Agreement”) was entered into by and between Sputnik, Inc., a Nevada corporation, David LaDuke, President; and Michael Williams (collectively the “Seller”), and R. Thomas Kidd and Joan L. Kidd and assigns (collectively the “Purchaser”). By agreement among the Parties on November 5, 2012, the rights, duties and obligations of Purchaser were assigned to Tony Gebbia. The Securities Purchase Agreement provides that upon the closing (the“Closing”) of the transactions (the “Transactions”) contemplated by the Securities Purchase Agreement, Seller will transfer collectively an aggregate of 180,000 shares of our common stock to Purchaser in exchange for $240,000 and other consideration in the form of continuing services.  The Transactions anticipated to be consummated at the Closing will result in a change of control of our Corporation as the Securities Purchase Agreement calls for the resignation of our current sole officer and director David LaDuke and the election of Tony Gebbia as sole officer and director.

We cannot offer any assurances that the Closing will occur or the proposed changes to our Board of Directors, or the other transactions, will occur.  The Securities Purchase Agreement provides for the satisfaction of a number of conditions precedent to the Closing. Our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2012 describes the conditions of closing, terms of, and additional Transactions contemplated by, the Securities Purchase Agreement and includes a complete copy of the Securities Purchase Agreement as Exhibit 10.1 and the Assignment as Exhibit 10.2 thereto.

Our current Board of Directors consists of David LaDuke. The Securities Purchase Agreement contemplates that, at the Closing, David LaDuke will resign as director and be replaced by Tony Gebbia.  The resignations of our current director and the appointment of Mr. Gebbia will constitute a change in the majority of our directors. The resignation and appointment of Mr. Gebbia will not take effect until at least ten days after this Information Statement is filed with the SEC and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14(f)-1 thereunder.

We are preparing and filing this Information Statement prior to the Closing in order to initiate the 10-day requirement under Rule 14(f)-1 of the Exchange Act so that we can appoint Tony Gebbia as our Chief Executive Officer and Director upon the completion of the Closing. Upon the later of the Closing or the expiration of the ten-day period in accordance with Section 14(f)-1 of the Exchange Act, we anticipate that Tony Gebbia will be appointed as our director and David LaDuke will resign as our director.

VOTING SECURITIES

Our Board of Directors fixed the close of business on November 1, 2012 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value of $0.01 per share. As of November 1, 2012, we had and immediately prior to the Closing, we will have 295,278 shares of common stock outstanding and no shares of preferred stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.  We are not a party to the Securities Purchase Agreement and as such, immediately after the Closing, we will still have 295,278 common shares issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC’s rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

BENEFICIAL OWNERS AND MANAGEMENT UPON THE CLOSING

The following table lists the number of shares of our common stock that will be beneficially owned if the Closing is completed by (i) each person or entity known to us to then be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our then officers and directors; and (iii) all then officers and directors as a group.

The percentages below are calculated based on 295,278 shares of our common stock being issued and outstanding immediately following the consummation of the Closing in accordance with the Securities Purchase Agreement.  The following table sets forth information regarding the proposed shares outstanding assuming the Closing is completed:

Name and Address of Beneficial Owner	Proposed Positions	Number of Shares of Common Stock Beneficially Owned or Right to Direct Vote	Percent of Common Stock Beneficially Owned or Right to Direct Vote

Anthony Gebbia 7512 Dr. Phillips Blvd Suite 50-302 Orlando, Florida 32819	Chief Executive Officer/Chairman of the Board of Directors	180,000	60.96%

PRESENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of the date of this filing and mailing of this Information Statement, the number of shares of our common stock that are beneficially owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all officers and directors as a group.

The percentages below are calculated based on 295,278 shares of our common stock being issued and outstanding immediately following the consummation of the Closing in accordance with the Securities Purchase Agreement.  The following table sets forth information regarding the proposed shares outstanding assuming the Closing is completed:

Name and Address of Beneficial Owner	Proposed Positions	Number of Shares of Common Stock Beneficially Owned or Right to Direct Vote	Percent of Common Stock Beneficially Owned or Right to Direct Vote

David LaDuke	Chief Executive Officer/Chairman of the Board of Directors	160,000	54.19%

DIRECTORS AND EXECUTIVE OFFICERS

PROPOSED OFFICERS AND DIRECTORS UPON THE CLOSING

The following table sets forth information regarding the proposed directors and officers of our company assuming the Closing is completed:

Name and Address	Age	Proposed Position

Anthony Gebbia	43	Chief Executive Officer and Chairman of the Board of Directors

Below is a brief account of the education and business experience of Anthony Gebbia, who will become our Chief Executive Officer and Chairman of our Board of Directors if the Closing is completed.

On August 15, 2011, he became Chief Operating Officer and in April 2012 became Chairman & CEO of Armada Sports and Entertainment, Inc. From March 2010 to August 2011 he was Managing Partner of G Skwared, LLC.  From May 2009 to March 2010, he was General Manager of T&B Equipment Company.  From February, 1988 to May, 2009, he was Event Manager/Event Director with Walt Disney Company.  He brings to the Board the benefit of a diverse career, most notably, gaining 21 years of experience at The Walt Disney Company, a world leader in family and sports entertainment. During his tenure at Disney, Mr. Gebbia was immersed in the Disney culture of Guest service, creativity and innovation and his experience includes transportation operations, theme park operations, administration, merchandise operations, finance, business development, international marketing, program development, telecast operations, domestic marketing and alliance marketing.  Mr. Gebbia created the Logistics Operation for Disney’s Wide World of Sports (now ESPN Wide World of Sports) and led the logistics teams for such events as the Walt Disney World Golf Classic and The Walt Disney World Marathon.  For eight years of his Disney career, Mr. Gebbia developed and oversaw signature events with multi-million dollar operating budgets, leading the project team of members from Finance, Entertainment, Operations, Talent Relations, Security, Legal, Business Development, Merchandise and Food and Beverage.  Mr. Gebbia’s other career experience includes convention sales and operations, restaurant operations and project management on such projects as the Doha Tribeca Film Festival, Doha, Qatar and on the build-out of several PGA Tour events.  Mr. Gebbia is currently on the Board of Directors of the non-profit Kids Beating Cancer and has been a member of the Board of Directors of the Woman’s Professional Billiards Association.

Family Relationships

There are no family relationships among or between any Mr. Gebbia and our existing and contemplated shareholders except for his stock purchases described above.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director is elected for a term of one year, until his successor is elected and qualified, or until his earlier resignation or removal. The following table sets forth certain information regarding the Company’s directors and executive officers:

Name	Age	Position

David LaDuke	52	Director, Chief Executive Officer, President, Chief Financial Officer and Secretary

The following is information on the business experience of Mr. LaDuke:

Mr. LaDuke has served as President and Chief Executive Officer of Sputnik since February 2002. Since April 12, 2005, Mr. LaDuke has served as our Treasurer. Since November 2003, he has served as Secretary of Sputnik. In November 1998, he co-founded Linuxcare Inc. a provider of enterprise services for open-source software. He served as Vice President of Marketing there until April 2001. From June 2001 to July 2003 and March 1993 to November 1998, Mr. LaDuke was an independent consultant in technology, marketing and business strategy for various companies including Apple Computer, Crystal Decisions, Netscape Communications, Oracle Corporation, Pinnacle Systems, Silicon Graphics, and others. From November 1989 to February 1993, Mr. LaDuke worked as the manager of publishing industry marketing at NeXT Computer, Inc., a computer manufacturing company acquired by Apple Computer in 1996.  From September 1986 to October 1989, Mr. LaDuke worked in marketing positions at Apple Computer, Inc. Mr. LaDuke earned an M.B.A. from the Tuck School of Business Administration at Dartmouth College in 1985, an M.F.A. from Columbia University in 1983 and an A.B. from Columbia College, Columbia University in 1982.

Family Relationships.

There are no family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

Other Directorships

None of our current directors are officers or directors of SEC reporting companies.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.   None of our current or proposed officers or directors set forth herein have been involved in the last ten years in any of the following:

1. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

4. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

5. Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

6. Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

7. Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.           any director or officer of our company;

2.           any proposed director or officer of our company;

3.           any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common shares;

4.           any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

Sputnik, Inc., our majority shareholder, David LaDuke principal, contributed $2,594 and $7,251 as additional capital contribution to fund operating expenses of Sputnik Enterprises, Inc. for the three- and six-month periods ended June 30, 2012, respectively.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of our equity securities, to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than ten percent (10%) shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than ten percent (10%) shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Conflicts of Interest

Our directors are not obligated to commit their full time and attention to our business; accordingly, they may encounter a conflict of interest in allocating their time between our operations and those of other businesses. In the course of their other business activities, they may become aware of investment and business opportunities which may be appropriate for presentation to us as well as other entities to which they owe a fiduciary duty. As a result, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. They may also in the future become affiliated with entities engaged in business activities similar to those we intend to conduct.

In general, officers and directors of a corporation are required to present business opportunities to a corporation if:

1. the corporation could financially undertake the opportunity;

2. the opportunity is within the corporation’s line of business; and

3. it would be unfair to the corporation and its stockholders not to bring the opportunity to the attention of the corporation.

Code of Ethics

We have not adopted a Code of Ethics.

Board Committees

Our Board of Directors has not established an audit, executive or director compensation committee, nominating or governance committees as standing committees or other board committee performing equivalent functions. Our Board of Directors does not have an executive committee or committees performing similar functions. The member of our Board of Directors will conduct concerning the matters that are performed by these committees.

No Director Independence

We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the Board of Directors be independent. Our Board of Directors has determined that no members of our Board of Directors are “independent” under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc., which is the definition that our Board of Directors has chosen to use for the purposes of the determining independence, as the OTC Markets does not provide such a definition. Therefore, none of our current Board members are independent.

Governance

Our Board of Directors held no formal meetings during the fiscal year ended December 31, 2011. All proceedings of our Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Florida and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our Board of Directors.

None of our present officers or directors are “independent” as the term is used in NASDAQ rule 5605(a)(2).

Our Board of Directors has determined that we do not have an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act.

We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have an audit committee or committee performing similar functions nor do we have a written audit committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes the functions of such committee can be adequately performed by our Board of Directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Executive Officer, David LaDuke, at the address appearing on the first page of this Information Statement.

EXECUTIVE COMPENSATION

The particulars of the compensation paid to the following persons:

1. our principal executive officer;

2. each of our two most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended December 31, 2011 and 2010; and

3. up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the fiscal year ended December 31, 2011 and 2010 whom we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year.

Summary Compensation Table – Fiscal Years Ended December 31, 2011

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)

David LaDuke. President, Chief Executive Officer, and Director	2010 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Options Grants During the Last Fiscal Year / Stock Option Plans

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director during the fiscal year ended December 31, 2011.

Options Exercises in Last Fiscal Year

No stock options were exercised by any of our officers or directors during the fiscal year ended December 31, 2011.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, or employees or consultants during the fiscal year ended December 31, 2011.

Compensation of Directors Director Compensation

The table below summarizes all compensation of our directors as of the fiscal year ended December 31, 2011.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David LaDuke	0	0	0	0	0	0	0

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We have not entered into any employment (or consulting) agreements or arrangements, whether written or unwritten, with our directors or executive officers,

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No Dissenters’ Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Securities Purchase Agreement.

No vote or other action is being requested of our company’s shareholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sputnik Enterprises Inc. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SPUTNIK ENTERPRISES INC.

DATED: November 5, 2012	By:	/s/ David LaDuke
David LaDuke
Chief Executive Officer, President and Director